Exhibit 10.6

Description of Awards under Executive Bonus Plan

In addition to base salary, Markel Corporation (the “Company”) maintains an Executive Bonus Plan that has been approved by shareholders. The plan is designed so that payments will not be subject to the $1,000,000 deduction limit under Section 162(m) of the Internal Revenue Code.

The plan is administered by the Compensation Committee (or a sub-committee thereof) of the Board of Directors. The Committee has the power and complete discretion to select eligible employees to receive awards and to determine the type of award and its terms and conditions. All present and future executive officers of the Company whom the Committee determines to have contributed or who can be expected to contribute significantly to the Company are eligible to receive awards under the plan. Messrs. Alan I. Kirshner, Anthony F. Markel, Steven A. Markel, Paul W. Springman, Thomas S. Gayner and Richard R. Whitt, III are the only executive officers currently eligible for awards under the plan.

Awards are subject to the achievement of pre-established performance goals and are administered to comply with the requirements of Section 162(m). Performance goals relate to growth in book value. The Committee sets the amounts payable under each performance award. The employee receives the appropriate payment at the end of the performance period if the performance goals and other terms and conditions of the award are met. Awards are payable in cash. The aggregate maximum cash amount payable under the plan to any employee in any year cannot exceed the lesser of 250% of base salary or $2,500,000. Any performance award must be made before the 90th day of the period for which the performance award relates and before the completion of 25% of such period.

The Board can amend or terminate the plan at any time, except that only shareholders can approve amendments that would (i) materially change or impact which employees are eligible to participate or (ii) materially change the benefits that eligible employees may receive under the plan. However, the Board can amend the plan as necessary and without shareholder approval to ensure that the plan continues to comply with Section 162(m).

Messrs. Alan I. Kirshner, Anthony F. Markel, Steven A. Markel, Paul W. Springman, Thomas S. Gayner and Richard R. Whitt, III are eligible to receive awards under the plan, expressed as a percentage of base salary, based on a five-year average of the compound growth in book value per share of common stock as reflected in the schedule below. Book value calculations are subject to adjustment to reflect changes in accounting principles, stock repurchases and capital or other transactions which may impact reported book value per share.

The schedule below shows potential bonus awards under the plan, expressed as a percentage of base salary.

Average Compound Growth In Book Value Per Share	Bonus as % of Base Salary under the Plan
Under 11%	0%
11%	50%
12%	60%
13%	70%
14%	80%
15%	90%
16%	100%
17%	125%
18%	150%
19%	175%
20%	200%
21%	200%*

*	In the case of performance at or above this level, the award will be 200% of Base Salary and may, in the discretion of the Committee, be higher.